RMS

18005645

ON

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
Received
FEB 27 2018
WASH, D.C.

| SEC FILE NUMBER |
|---|
| 8-11345 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING Jan 1, 2017 (MM/DD/YY) AND ENDING Dec 31, 2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wachtel & Co Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 14th Street, NW Suite 800
(No. and Street)

| Washington | DC | 20005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group LLC, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 955 Mt. Hermon Road | Salisbury | MD | 21804 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Bonnie K. Wachtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wachtel & Co Inc, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

WENDIE L. WACHTEL NOTARY PUBLIC EXP. 11-14-21 DISTRICT OF COLUMBIA

[Signature]
Signature

Bonnie K. Wachtel, CEO
Title

[Signature]
Notary Public

WENDIE L. WACHTEL
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires November 14, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in ~~Financial Condition.~~ CASH FLOWS,
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Wachtel & Co., Inc.

Financial Statements and

Independent Auditors' Report

Year Ended December 31, 2017

Wachtel & Co., Inc.
Financial Statements
Year Ended December 31, 2017

*Herbert J. Geary III*
*Corey N. Duncan*
*Roy J. Geiser*
*Chris A. Hall*
*Ronald W. Hickman*
*Charles M. Meenehan*
*Craig A. Walter*
*Mark A. Welsh*

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Wachtel & Co., Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Wachtel & Co., Inc. as of December 31, 2017, and the related statements of income, changes in stockholders' equity, changes in subordinated liabilities, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wachtel & Co., Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Wachtel & Co., Inc.'s management. Our responsibility is to express an opinion on Wachtel & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wachtel & Co., Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574
114 Bay Street, Building A | PO Box 627 | Easton, MD 21601 | 410-822-4008

**Supplemental Information**

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Wachtel & Co., Inc.'s financial statements.

- Computation of Net Capital Pursuant to SEC Rule 15c3-1
- Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3
- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
- Reconciliation of the Computation of Net Capital under SEC Rule 15c3-1 and the Computation of Reserve Requirements under SEC Rule 15c3-3

The supplemental information is the responsibility of Wachtel & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Wachtel & Co., Inc.'s auditor since 2017.

TGM Group LLC

Salisbury, Maryland
February 23, 2018

Wachtel & Co., Inc.

Statement of Financial Condition

December 31, 2017

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 1,545,906 |
| Cash and securities segregated under SEC regulations | | 583,172 |
| Receivable from brokers | | 0 |
| Receivable from customers | | 0 |
| Securities owned - investment account | | 1,184,528 |
| Securities owned - trading account | | 2,230,468 |
| Other receivables | | 0 |
| Clearing Deposits | | 81,679 |
| Prepaid expenses | | 1,444 |
| Prepaid income taxes | | 0 |
| Net fixed assets | | 1,589 |
| **Total Assets** | $ | 5,628,786 |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 26,150 |
| Income Taxes payable | | 0 |
| Payable to brokers | | 0 |
| Payable to customers | | 0 |
| Payable to stockholders | | 90,006 |
| Deferred tax liability | | 297,057 |
| **Total Liabilities** | $ | 413,213 |
| **Stockholders' Equity** | | |
| Capital stock, $1 par; 100,000 authorized, 56,192 shares outstanding | | 56,192 |
| Additional paid in capital | | 969,312 |
| Retained earnings | | 4,190,069 |
| **Total Stockholders' Equity** | | 5,215,573 |
| **Total Liabilities and Stockholders' Equity** | $ | 5,628,786 |

See Notes to Financial Statements

# Wachtel & Co., Inc.
## Statement of Income
### Year Ended December 31, 2017

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 243,138 |
| Net Trading Account Gain (Loss) | | 83,139 |
| Investment Account Realized Gain (Loss) | | 6,500 |
| Investment Account Unrealized Gain (Loss) | | 142,328 |
| Interest | | 83,979 |
| Dividends | | 27,775 |
| Mutual Funds | | 12,264 |
| Consulting Fees | | 188,500 |
| Other | | 0 |
| Total Revenues | | 787,623 |
| **Expenses** | | |
| Accounting and professional services | | 23,652 |
| Advertising | | 0 |
| Clearing charges | | 35,564 |
| Commissions | | 130,000 |
| Communications & Technology | | 7,350 |
| Consulting | | 0 |
| Dues and licenses | | 8,113 |
| Health benefits | | 33,016 |
| Insurance | | 2,822 |
| Miscellaneous | | 0 |
| Office expense | | 10,779 |
| Officers' salaries | | 102,000 |
| Pension contribution | | 0 |
| Regulatory fees | | 26,188 |
| Rent | | 59,755 |
| Salaries | | 78,000 |
| Taxes, Payroll - DUCB - FUTA | | 14,382 |
| Travel and transportation | | 4,535 |
| Total Expenses | | 536,156 |
| Income before taxes | | 251,467 |
| Provision for income taxes | | 52,957 |
| **Net Income** | $ | 304,424 |

See Notes to Financial Statements

Wachtel & Co., Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2017

| | Capital | Paid-in Capital | Retained Earnings |
|---|---|---|---|
| Balances at December 31, 2016 | $ 56,192 | $ 969,312 | $ 3,885,645 |
| Net Income ........................... | 0 | 0 | 304,424 |
| Balances at December 31, 2017 | $ 56,192 | $ 969,312 | $ 4,190,069 |

See Notes to Financial Statements

Wachtel & Co., Inc.

Statement of Changes in Subordinated Liabilities

Year Ended December 31, 2017

| | | |
|---|---|---|
| Subordinated Borrowings as of January 1, 2017 ...... | $ | 0 |
| Change in Subordinated Borrowings ........................ | | 0 |
| Subordinated Borrowings as of December 31, 2017 | $ | 0 |

See Notes to Financial Statements

Wachtel & Co., Inc.
Statement of Cash Flows
Year Ended December 31, 2017

| | |
|---|---|
| **Cash Flows from Operations** | |
| Interest received | $ 83,979 |
| Fees and commissions received | 443,902 |
| Clearing Deposit Refund received | 430,000 |
| Net cash flow to purchase and sell trading securities | (53,634) |
| Dividends received | 27,775 |
| Cash paid to suppliers and employees | ( 525,528) |
| Cash paid to Customers, Brokers & Shareholders | (3,262,493) |
| Income taxes paid | ( 22,808) |
| Net cash from operations | (2,878,807) |
| **Cash Flows from Investing** | |
| Transfer from Customer Reserve Accounts | 1,085,841 |
| Proceeds from sale of Investment Securities | 18,500 |
| Net Cash from Investing | 1,104,341 |
| Net cash from operations & investing | ( 1,774,466) |
| Cash and Cash Equivalents at beginning of year | 3,320,372 |
| Cash and Cash Equivalents at end of year | 1,545,906 |
| Net decrease in Cash and Cash Equivalents | $ 1,774,466 |
| Reconciliation of Net Income to Net Cash Used by Operations | |
| Net Income | $ 304,424 |
| **Adjustments to reconcile net income to net cash used by operations** | |
| Net gain on Investment Securities | ( 6,500) |
| Decrease (increase) in other receivables | 4,453 |
| Decrease (Increase) in prepaid expenses | 25 |
| Decrease (Increase) in deposits | 430,000 |
| Decrease (Increase) in investment account | ( 142,328) |
| Decrease (Increase) in trading account | ( 136,773) |
| Increase (Decrease) in accts payable and accrued expenses | 6,150 |
| Increase (Decrease) in net payables due customers/brokers | (1,203,186) |
| Increase (Decrease) in deferred taxes | ( 75,765) |
| Increase (Decrease) in payable to stockholders | (2,059,307) |
| Total adjustments | ( 3,183,231) |
| Net Cash Provided (Used) by Operations | $ ( 2,878,807) |

See Notes to Financial Statements

**Note 1 – Organization and Nature of Business**

The Corporation, incorporated in the District of Columbia, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Depository Trust Company and the Financial Industry Regulatory Authority (FINRA). During 2017, the Corporation transferred all customer funds and securities to other advisors and/or custodians. As of December 31, 2017, the Corporation did not hold any customer funds or securities. As a result, commission revenue will decline significantly in 2018.

The Corporation does not engage in commodities, options, or foreign exchange transactions.

**Note 2 – Summary of Significant Accounting Policies**

The accounts of the Corporation are maintained and the financial statements prepared, on the accrual basis of accounting, except for dividends which are recorded as income at the time of receipt.

Securities transactions, including related commission income and expense, are recorded on a trade date basis.

The Corporation's Investment Account is comprised of securities purchased and held without the intent of short term resale. The Corporation's Trading Account is comprised of securities purchased primarily for the purpose of selling in the near term. Securities are valued at market value and those not readily marketable are valued at fair market value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income. Realized gain on the Investment Account is determined using FIFO cost. Proceeds from the sale of Investment Account securities totaled $18,500, resulting in a realized gain of $6,500, for the year ended Dec 31, 2017. Holding gains included in income on Trading Account and Investment Account securities totaled $83,139 and $142,328 respectively, for the year ended December 31, 2017.

Fixed assets are recorded at cost. Depreciation is provided for using declining balance methods over estimated useful lives ranging from three to five years. Expenditures for maintenance, repairs, and minor renewals are charged to expense as incurred.

Certain transactions of the Corporation may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Corporation reported for Federal income tax purposes may differ from net income in these financial statements.

**Note 2 – Summary of Significant Accounting Policies** (continued)

Income taxes are provided at appropriate rates on amounts as determined in the statement of income. No current provision for taxes is reported to the extent it applies to an increase in the market value of the Investment Account.

The Corporation follows ASC 740-10 which prescribes when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, those income tax positions would be sustained.

Based on that evaluation, if it were not more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Corporation's policy would be to recognize them as operating expenses.

Based on the results of managements' evaluation, there are no such tax positions as of December 31, 2017. Further, no interest or penalties have been accrued or charged to expense as of December 31, 2017.

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

The statement of cash flows includes funds segregated under rule 15c3-3 of the Securities and Exchange Commission.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. The results could differ from those estimates.

**Note 3 – Cash and Securities Segregated Under SEC Regulations**

Funds segregated in Special Reserve accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission are invested in a money market account at United Bank earning interest of 0.80% with a balance of $573,170, and a money market account at Suntrust Bank earning interest at 0.06% with a balance of $10,002 as of December 31, 2017.

**Note 4 – Fair Value Measurements**

The Corporation measures on a recurring basis its investments at fair value in accordance with FASB codification "Fair Value Measurements and Disclosures", which provides the framework for measuring fair value. That hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of fair value hierarchy are as follows:

> Level 1: Securities traded on an active market. When available, the Corporation measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. Mutual funds are included here.
>
> Level 2: Securities not traded on an active market but observable market inputs are readily available.
>
> Level 3: Securities not traded on an active market and observable inputs are not readily available.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used through December 31, 2017.

Equity securities: Value based on quoted market prices at year end.

Mutual funds: Value based on net asset value (NAV) at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Corporation believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Corporation's assets at fair value as of December 31, 2017.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equity Securities | $ 1,550,560 | $ 50,495 | $ 0 | $ 1,601,055 |
| Mutual Funds | 1,813,941 | 0 | 0 | 1,813,941 |
| Total Assets at fair value | $ 3,364,501 | $ 50,495 | $ 0 | $ 3,414,996 |

There were no transfers between level 1 and level 2 during the year.

**Note 5 – Net Fixed Assets**

Net fixed assets consist of the following:

| | |
|---|---|
| Furniture and Equipment ............ | $25,611 |
| Automobiles ............................ | 15,887 |
| | 41,498 |
| Less: Accumulated Depreciation .. | ( 39,909) |
| Net Fixed Assets ........................ | $ 1,589 |

**Note 6 – Transactions with Officers and Stockholders**

Amounts receivable and payable to officers and stockholders represent transactions arising in the normal course of business. The amounts are non-interest bearing.

**Note 7 – Pension Plan**

The Corporation has a discretionary simplified employee pension plan for eligible employees. The total pension expense for the year ended December 31, 2017 was $0.

**Note 8 – Concentration of Credit Risk**

At times the combined account balances in any one bank are in excess of the $250,000 amount insured by the Federal Deposit Insurance Corporation (FDIC). The Corporation has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

**Note 9 – Income Taxes**

The provision for federal and state income taxes consists of the following:

| | | |
|---|---|---|
| Current income taxes | | |
| Federal.................................. | $ | 14,633 |
| Local...................................... | | 8,175 |
| Total current provision....... | | 22,808 |
| Deferred income taxes............... | | (75,765) |
| Total provision for taxes............. | $ | ( 52,957) |

Deferred income taxes are principally applicable to the unrecognized gain on the investment account inventory. The Federal and District of Columbia tax returns of the Corporation are subject to examination by the taxing authorities generally for three years after they were filed.

**Note 9 – Income Taxes** (continued)

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law which, among other things, reduced the corporate income tax rate from a graduated set of rates with a maximum of 35% to a flat 21% beginning with tax years ending December 31, 2018. As required by ASC Topic 740, the Corporation re-measured its deferred income tax assets and liabilities for temporary differences impacting future periods from the current corporate tax rate to the new corporate tax rate of 21%. The cumulative adjustment was recognized in the income tax provision from continuing operations as a discrete item in the period that included the enactment date, December 31, 2017. Beginning in 2018, the Company's federal statutory tax rate will be 21%.

**Note 10 – Net Capital Requirements**

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2017, the ratio of aggregate indebtedness to net capital was .09 to 1, and net capital of $4,510,168 exceeded capital requirements of $250,000 by $4,260,168.

**Note 11 – Lease**

The Corporation occupies space under a lease in effect through July 31, 2018. As of December 31, 2017, the monthly rent was $4,978.33. Annual minimum future rental payments are as follows:

| Year Ending December 31 | |
|---|---|
| 2018.................. | 34,848 |
| Total................. | $ 34,848 |

**Note 12 – Commitments, Contingencies & Guarantees - None**

**Note 13 – Subsequent Events - None**

Management has evaluated events through February 23, 2018, the date on which the financial statements were available to be issued.

Wachtel & Co., Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2017

| | |
|---|---|
| Total Assets ..............................................$ | 5,628,786 |
| Total Liabilities .............................................. | 413,213 |
| Net Worth .............................................. | 5,215,573 |
| Non-Allowable Assets .............................................. | 75,207 |
| Other Deductions .............................................. | 90,000 |
| Allowable Assets .............................................. | 5,553,579 |
| Net Capital before Haircuts .............................................. | 5,050,366 |
| Haircuts .............................................. | 540,198 |
| Adjusted Net Capital .............................................. | 4,510,168 |
| Liabilities Not Included in Aggregate Indebtedness... | 0 |
| Aggregate Indebtedness .............................................. | 413,213 |
| Calculated Required Capital .............................................. | 27,548 |
| Minimum Required Capital .............................................. | 250,000 |
| Excess Capital .............................................. $ | 4,260,168 |
| Ratio (AI / Net Capital) .............................................. | .09 |

Wachtel & Co., Inc.

Computation of Cash Reserve Requirement Pursuant to SEC Rule 15c3-3

December 31, 2017

| | | |
|---|---|---|
| Customer Credit Balances ........................................ | $ | 0 |
| Customers' Securities F/R.......................................... | | 0 |
| Total Credits ............................................................ | | 0 |
| Customer Debit Balances (-1%) ................................ | | 0 |
| Customers' Securities F/D.......................................... | | 0 |
| Total Debits................................................................ | | 0 |
| Excess of Credits Over Debits.................................... | | 0 |
| Amount in Reserve a/c (12/31/17)............................ | | 583,172 |
| January Deposit or (Withdrawal)................................ | | 0 |
| New Balance in Account............................................. | | 583,172 |
| Excess Deposit Over Requirement............................. | $ | 583,172 |

See Notes to Financial Statements.

Wachtel & Co., Inc.

Information for Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2017

Market Valuation and Number of Items of:

1. Customers' fully paid securities not in Wachtel & Co., Inc.'s possession or control as of December 31, 2017 (for which instructions to reduce possession or control had been issued) but for which the required action was not taken within the time frame specified under rule 15c3-3. (Notes A and B below.)

Number of Items – None Value – None

2. Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of December 31, 2017, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. (Notes B and C below.)

Number of Items – None Value – None

Notes

A. There were no customers' fully paid securities required to be in possession or control as of the report date.

B. Since there were no items reported above, they were not subsequently reduced to possession or control.

C. There are no items arising from "temporary lags which result from normal business operations".

Wachtel & Co., Inc.

Reconciliation of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2017

**Net Capital:**

| | |
|---|---|
| Net capital per December 31, 2017 FOCUS report (unaudited) | $ 4,510,168 |
| Net capital per audited financial statements | 4,510,168 |
| Differences | - |

There were no reconciling items between the net capital computation as reported on the December 31, 2017 FOCUS report (unaudited) and the audited financial statements.

**Reserve Requirements:**

| | |
|---|---|
| Reserve requirements per December 31, 2017 FOCUS report (unaudited) | $ - |
| Reserve requirements per audited financial statements | - |
| Differences | - |

There were no reconciling items between the reserve requirements computation as reported on the December 31, 2017 FOCUS report (unaudited) and the audited financial statements.

**Wachtel & Co., Inc.**

1101 14th Street, N.W. #800
Washington, DC 20005 - 5680

202-898-1144

Clearing WACL DTC 0709

SIPC

**Wachtel & Co Inc §§ 240.17a-5(d)(1)(i)(B)(1) Compliance Report December 31, 2017**

(1) We have established and maintained Internal Control Over Compliance (paragraph (d)(3)(ii);

(2) The Internal Control Over Compliance was effective during the most recent fiscal year;

(3) The Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2017;

(4) We were in compliance with Rule 15c3-1 (Net capital requirements for brokers or dealers) and Rule 15c3-3 (Customer Protection – Reserves and Custody of Securities) paragraph (e) "Special Reserve Bank Account for the Exclusive Benefit of Customers" as of December 31, 2017.

The information used to determine compliance with Rule 15c3-1 and Rule 15c3-3 (e) was derived from our books and records. This included (but was not limited to) examination of Net Capital Calculations, Customer Reserve Calculations, Bank Account Statements and reconciliations, Position Records and other such records as we deemed advisable.

Rule 17a-5(d)(3)(ii) defines Internal Control Over Compliance as "internal controls that have the objective of providing the broker-dealer with reasonable assurance that non-compliance with Rule 15c3-1, 15c3-3, 17a-13, or any Account Statement Rule will be prevented or detected on a timely basis".

A deficiency in Internal Control Over Compliance exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect on a timely basis non-compliance with § 240.15c3-1, § 240.15c3-3, § 240.17a-13, or any Account Statement Rule.

Rule 17a-5 defines material weakness as "a deficiency, or a combination of deficiencies, in the broker-dealer's Internal Control Over Compliance such that there is a reasonable possibility that non-compliance with Rule 15c3-1 or paragraph (e) of Rule 15c3-3 will not be prevented or detected on a timely basis, or that non-compliance to a material extent with Rule 15c3-3, except for paragraph (e), Rule 17a-13 or any Account Statement Rule will not be prevented or detected on a timely basis".

We did not identify any material weakness in the Internal Control Over Compliance during the most recent fiscal year, or any instance of non-compliance with Rule 15c3-1 or paragraph (e) of Rule 15c3-3 during the year or as of December 31, 2017.

**TGM Group LLC**, a PCAOB-registered independent public accounting firm, has been engaged to prepare a report based on an examination of certain statements made in this Compliance Report.

We understand that we are subject to penalties for willfully making false statements.

Bonnie K Wachtel

Bonnie K. Wachtel, CEO
January 20, 2018

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Charles M. Meenehan
Craig A. Walter
Mark A. Welsh

TGM GROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON COMPLIANCE

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have examined Wachtel & Co., Inc.'s assertions, including the accompanying §§240.17a-5(d)(1)(i)(B)(1) Compliance Report, that (1) Wachtel & Co., Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2017; (2) Wachtel & Co., Inc.'s internal control over compliance was effective as of December 31, 2017; (3) Wachtel & Co., Inc. was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and (4) the information used to state that Wachtel & Co., Inc. was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from Wachtel & Co., Inc.'s books and records. Wachtel & Co., Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Wachtel & Co., Inc. with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or any Rule of a Designated Examining Authority that requires account statements to be sent to the customers of Wachtel & Co., Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Wachtel & Co., Inc.'s assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Wachtel & Co., Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; Wachtel & Co., Inc. complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from Wachtel & Co., Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Wachtel & Co., Inc.'s compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Wachtel & Co., Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances . We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Wachtel & Co., Inc.'s assertions referred to above are fairly stated, in all material respects.

TGM Group LLC
Salisbury, Maryland
February 23, 2018

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574
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